CANADIAN IMPERIAL BANK OF COMMERCE
Commerce Court West
199 Bay Street, 11th Floor
Toronto, ON M5L 1A2

ROBERT J. RICHARDSON, CD
Senior Vice President & General Counsel (Canada)
Tel: (416) 304-2788
Email: robert.richardson@cibc.com

October 26, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Christian Windsor, Special Counsel

Re:	Canadian Imperial Bank of Commerce
Amendment No. 2 to the Registration Statement on Form F-4
Filed October 25, 2016 (File No. 333-213147)

Dear Mr. Windsor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Canadian Imperial Bank of Commerce (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 9:00 a.m., Eastern Time, on October 28, 2016, or as soon as practical thereafter.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments, please do not hesitate to contact me at (416) 304-2788 or Reb D. Wheeler at Mayer Brown LLP at (212) 506-2414.  In addition, please notify Mr. Wheeler when this request for acceleration has been granted.

Thank you for your attention to this matter.

*  *  *  *  *  *  *

Very truly yours,

Canadian Imperial Bank of Commerce

	By:	/s/ Robert J. Richardson
	Name:	Robert J. Richardson
	Title:	Senior Vice President & General Counsel (Canada)

cc:	Reb D. Wheeler